Exhibit 21
SUBISIDARIES OF THE COMPANY

Subsidiary	Country of Incorporation	Percent Owned
STRATTEC de Mexico S.A. de C.V.	Mexico	100%

STRATTEC Componentes Automotrices S.A de C.V	Mexico	100%

ADAC-STRATTEC de Mexico LLC	United States	50.1%